SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A)  OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒    Preliminary Proxy Statement

☐    Definitive Proxy Statement

☐    Definitive Additional Materials

☐    Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

TRW INC.
(Name of Registrant as Specified in Its Charter)

NORTHROP GRUMMAN CORPORATION
(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

☐    No fee required.

☒    Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)
Title of each class of securities to which transaction applies: Common Stock, par value $0.625 per share (“Common Shares”) and Serial Preference Stock II (“Preference Stock II”), no par value per share. The Preference Stock II is divided into two series: Cumulative Serial Preference Stock II, $4.40 Convertible Series 1, no par value per share (“Series 1 Shares”) and Cumulative Serial Preference Stock II, $4.50 Convertible Series 3, no par value per share (“Series 3 Shares”).

(2)	Aggregate number of securities to which transaction applies: 126,741,385 Common Shares and 82,817 shares of Preference Stock II, comprised of 28,983 Series 1 Shares and 53,834 Series 3 Shares.

(3)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: $47.00 in market value of Northrop Grumman Corporation common stock per Common Share (based on the formula described below); $413.60 in market value of Northrop Grumman common stock per Series 1 Share (based on the formula described below); and $350.06 in market value of Northrop Grumman common stock per Series 3 Share (based on the formula described below).

(4)	Proposed maximum aggregate value of transaction: $6,622,116,384.18.

(5)	Total fee paid: $1,309,883.27.

Pursuant to, and as provided by, Rule 0-11(c), the aggregate filing fee of $1,309,883.27 is based upon 1/50th of 1% of the transaction value, based on the exchange of (i) each Common Share for a number of shares of Northrop Grumman Corporation common stock with a market value of $47.00 per Common Share based on the average closing sale prices for a share of such stock on the New York Stock Exchange as reported in the Wall Street Journal over the five consecutive trading days ending on the second trading day prior to the expiration of Northrop Grumman’s Offer to Exchange dated March 4, 2002, but in no event will the number of shares of Common Stock exchanged for each Common Share be greater than 0.4563 ($47.00/$103.00) or less than 0.4159 ($47.00/$113.00) (such number, the “Exchange Ratio”); (ii) each Series 1 Shares for a number of shares of Northrop Grumman Common Stock equal to the Exchange Ratio multiplied by the then-effective conversion rate for the Series 1 Shares; and (iii) each Series 3 Share for a number of shares of Northrop Grumman Common Stock equal to the Exchange Ratio multiplied by the then-effective conversion rate for the Series 3 Shares. According to TRW, as of March 25, 2001, the conversion rate for the Series 1 Shares was 8.8 Common Shares per Series 1 Share and the conversion rate for the Series 3 Shares was 7.448 Common Shares per Series 3 Share.

☒    Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid: $1,309,883.27.

(2)
Form, Schedule or Registration Statement No.: Tender Offer Statement on Schedule TO ($700,648.56 paid with filing) and Registration Statement on Form S-4 (Registration No. 333-83672; $596,848.78 paid with initial filing, $12,385.93 paid with Amendment No.1).

(3)	Filing Party: Northrop Grumman Corporation

(4)	Date Filed: March 4, 2002

REVISED PRELIMINARY COPY

2002 ANNUAL MEETING OF STOCKHOLDERS
OF
TRW INC.
PROXY STATEMENT
OF
NORTHROP GRUMMAN CORPORATION

Northrop Grumman is furnishing this Proxy Statement and the accompanying GREEN proxy card to TRW shareholders in connection with TRW’s 2002 Annual Meeting of Shareholders, and any adjournments or postponements thereof (the “Annual Meeting”). TRW has announced that the Annual Meeting will be held at 8:30 a.m. local time on Wednesday, April 24, 2002 at TRW’s executive offices at 1900 Richmond Road in Lyndhurst, Ohio. TRW has fixed February 8, 2002 as the date for the determination of shareholders of record entitled to notice of and to vote at the Annual Meeting (the “Record Date”).

The date of this Proxy Statement is March 29, 2002. This Proxy Statement and the accompanying GREEN proxy card are first being sent or given to TRW’s shareholders on or about April 1, 2002.

At the Annual Meeting, TRW’s shareholders will be asked to elect four nominees to TRW’s Board of Directors and to ratify the selection of TRW’s independent public accountants. In addition, Northrop Grumman intends to propose three shareholder resolutions more fully described in this Proxy Statement:

•
requesting TRW’s Directors to provide non-public information regarding TRW to Northrop Grumman in order that Northrop Grumman may consider if an increase in the consideration offered in its pending Offer to Exchange is warranted;

•	requesting TRW’s Directors to establish a committee of independent Directors to evaluate Northrop Grumman’s proposal and any other proposals received by TRW; and

•
requesting TRW’s Directors to take all actions within their authority to provide TRW’s shareholders the opportunity to decide for themselves whether to exchange their TRW shares for Northrop Grumman common stock.

Each of Northrop Grumman’s shareholder proposals is described in greater detail elsewhere in this Proxy Statement. Northrop Grumman is making no recommendation concerning the election of TRW Directors or the ratification of the selection of TRW’s auditors. TRW shareholders may use the enclosed GREEN proxy card to vote on the election of TRW directors and the ratification of the selection of TRW’s accountants, as well as to vote on the three Northrop Grumman proposed resolutions described in this proxy statement.

Northrop Grumman approached TRW on February 21, 2002 with a proposal to negotiate a merger of TRW and Northrop Grumman. Northrop Grumman’s merger proposal, and TRW’s response to date, are described below in the section entitled “Background Information.” Northrop Grumman remains interested in pursuing discussions and negotiations with TRW’s Board of Directors regarding such a merger transaction.

Northrop Grumman has commenced an exchange offer for all outstanding shares of capital stock of TRW, on the terms and subject to the conditions set forth in Northrop Grumman’s Offer to Exchange, dated March 4, 2002, a copy of which is attached as Annex A to this Proxy Statement. As used herein, “Offer to Exchange” means the Offer to Exchange, dated March 4, 2002, as amended or supplemented from time to time.

Certain provisions of Ohio state law require TRW shareholder authorization before Northrop Grumman may acquire TRW shares that would entitle Northrop Grumman directly or indirectly to control 20% or more of the voting power of TRW in the election of directors. As required by Ohio law, Northrop Grumman has delivered an

“Acquiring Person Statement” to TRW indicating that it intends to seek to acquire more than a majority of the voting power of TRW pursuant to the Offer to Exchange and requesting that TRW call a special meeting at which TRW’s shareholders will be asked to authorize Northrop Grumman’s acquisition of more than a majority of the voting power of TRW pursuant to the Offer to Exchange. This special meeting is referred to in this Proxy Statement as the “Control Share Special Meeting.” Northrop Grumman will send TRW shareholders a separate proxy statement and a separate form of BLUE proxy for the Control Share Special Meeting. Northrop Grumman has filed preliminary copies of its proxy materials for the Control Share Special Meeting with the Securities and Exchange Commission (the “Commission”). Copies of those materials (and any amendments and supplements thereto) may be obtained without charge at the Commission’s website at www.sec.gov, as they become available. TRW shareholders also should receive a separate notice of the time, date and location for the Control Share Special Meeting from TRW.

It is important that TRW’s shareholders vote their TRW shares both at the Control Share Special Meeting and at the Annual Meeting. Please read the materials sent by Northrop Grumman for the Control Share Special Meeting and these materials regarding the Annual Meeting carefully, and please make sure to make your desires known by voting your TRW shares at both meetings.

Based on TRW’s public filings, as of March 25, 2002, there were 126,741,385 shares of TRW common stock, $0.625 par value per share (“Common Shares”), 28,983 shares of TRW Cumulative Serial Preference Stock II, $4.40 Convertible Series 1, no par value per share (the “Series 1 Shares”), and 53,834 Shares of TRW Cumulative Serial Preference Stock II, $4.50 Convertible Series 3, no par value per share (the “Series 3 Shares”), issued and outstanding. Each Common Share, Series 1 Share and Series 3 Share entitles the holder thereof to one vote per share. In addition, Ohio law permits cumulative voting in the election of Directors, upon shareholder request, as described below under “Cumulative Voting.”

A vote in favor of the Northrop Grumman shareholder proposals described in this Proxy Statement will not obligate TRW shareholders to tender their TRW shares pursuant to the Offer to Exchange.

Each TRW shareholder of record as of the Record Date will be entitled to vote at the Annual Meeting, even if such shareholder has tendered TRW shares for exchange pursuant to the Offer to Exchange or sold those shares after the Record Date.

Whether or not a TRW shareholder plans to attend the Annual Meeting, Northrop Grumman urges all TRW shareholders to vote FOR each of the Northrop Grumman proposed resolutions described in this Proxy Statement by signing and returning the accompanying GREEN proxy card in the enclosed postage-paid envelope.

Unless revoked in the manner set forth below, GREEN proxies will be voted at the Annual Meeting in accordance with the written instructions specified in the proxy. In the absence of written instructions, GREEN proxies will be voted:

•	WITHHOLD authority to vote for any and all director nominees proposed by TRW’s Board of Directors;

•	ABSTAIN with respect to the proposal to ratify the selection of TRW’s independent public accountants; and

•	FOR the three Northrop Grumman proposed resolutions described in this Proxy Statement.

The method for counting votes and the effects of abstaining from voting at the Annual Meeting and so-called “broker non-votes” are described below in the section entitled “Voting Procedures.”

The proxies named in the accompanying GREEN proxy card will not have discretionary authority to vote on any of the matters specifically described in this Proxy Statement. Northrop Grumman has no reason to believe that any proposals other than those described in this Proxy Statement will come before TRW’s shareholders at the Annual Meeting. However, if other proposals are introduced at the Annual Meeting, the proxies named in the accompanying GREEN proxy cards will vote shares represented by GREEN proxies on any such other matters in their discretion.

Northrop Grumman urges TRW’s shareholders NOT to sign any proxy card sent by TRW.

Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (a) filing with the Secretary of TRW a later dated written revocation, (b) submitting a duly executed GREEN proxy bearing a later date to Northrop Grumman, or (c) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

If you voted by telephone, internet or on TRW’s proxy card before receiving your GREEN Northrop Grumman proxy card, you have every right to change your vote simply by signing, dating and mailing the enclosed GREEN proxy card. This will revoke your earlier vote. Only your latest dated card will count.

If you deliver a revocation to the Secretary of TRW, please also send a copy of such notice of revocation to:

Northrop Grumman Corporation
c/o D.F. King & Co., Inc.
Wall Street Station - P.O. Box 411
New York, New York 10269-0069

BACKGROUND INFORMATION

Northrop Grumman, for some time, has viewed certain portions of TRW’s business as attractive and complementary to Northrop Grumman’s business and operations. Northrop Grumman has analyzed available public information regarding TRW and its business and operations to determine whether a merger or other business combination of Northrop Grumman and TRW was feasible and was likely to produce favorable results for the combined companies. Based on these analyses and the relative trading prices and results of operations of the respective companies, Northrop Grumman determined that a business combination was desirable and analyzed potential ranges of value which might be offered for TRW stock.

On February 19, 2001, Northrop Grumman learned that Mr. David M. Cote, Chairman, President and Chief Executive Officer of TRW, had resigned. Northrop Grumman determined that TRW’s Board of Directors and shareholders might view favorably a merger or other combination of TRW and Northrop Grumman in view of the leadership issues arising from Mr. Cote’s resignation.

Accordingly, on February 21, 2002, Northrop Grumman sent a letter to TRW proposing negotiations for a merger of the two companies in which the holders of TRW Common Shares would receive $47.00 in market value of Northrop Grumman common stock for each Common Share. In the letter, Northrop Grumman stated its intention to separate TRW’s automotive business from the rest of the company after completing the proposed merger, based on Northrop Grumman's belief that TRW’s automotive business does not logically fit with either TRW’s or Northrop Grumman's other business segments. Northrop Grumman proposed to begin the due diligence process immediately, concurrently with negotiations for a definitive merger agreement, and stated that it believed with cooperation a definitive agreement could be reached by March 11, 2002. Northrop Grumman said it anticipated only minimal delays in the antitrust review process, expressed an interest in reviewing non-public information regarding TRW and indicated it was prepared to consider in the proposed offer any enhanced values that might be demonstrated by such information.

On March 3, 2002, TRW notified Northrop Grumman that TRW’s Board of Directors was rejecting Northrop Grumman's proposal as “financially inadequate” and Northrop Grumman announced that it would commence the Offer to Exchange on March 4, 2002. On March 4, Northrop Grumman commenced the Offer to Exchange.

Certain of the terms and conditions of the Offer to Exchange are described in the section entitled “THE OFFER TO EXCHANGE,” below. That summary information is qualified in its entirety by reference to the Offer to Exchange attached as Annex A to this Proxy Statement and any amendments or supplements thereto filed with the Commission.

On March 13, 2002, TRW’s Board of Directors issued a press release rejecting the Offer to Exchange and stated that Northrop Grumman’s offer was “financially inadequate and not in the best interests of TRW’s shareholders.” On March 13, 2002, Northrop Grumman issued a press release containing the following text reaffirming its commitment to the Offer to Exchange.

“Northrop Grumman remains fully committed to its previously announced exchange offer to acquire TRW. If TRW’s board and management want to maximize shareholder value, as they stated in today’s release, then we would encourage them to sit down with us immediately to begin the process of negotiating a transaction that is in the best interests of the shareholders of both our companies,” said Kent Kresa, chairman and chief executive officer. “While we continue to believe that our offer represents full and fair value based on analysis of the available public data, TRW continues to hold us at arm’s length and deny us access to information that could support its claim that an offer of greater value is warranted.”

“Furthermore, we believe that TRW and its shareholders should recognize that our offer has a higher degree of certainty, can be rapidly completed and poses far less risk than any of the alternatives suggested in its announcement today. TRW promises to explore a variety of contingent actions, which may lead to the separation of its automotive and aerospace businesses while arguing that its shareholders should hold out hope that these potential actions can deliver value. In contrast, Northrop’s proposal represents a single, coherent, well-defined transaction that will provide excellent value immediately while also providing TRW shareholders the opportunity to participate in the exciting future growth potential of Northrop Grumman.”

“As to any conditions attached to our offer, it should be clear that only TRW’s board has the ability to create near-term value by removing the principal conditions through immediately entering into good faith negotiations and allowing Northrop Grumman to conduct its due diligence. Not doing so only serves to hinder the realization of value for TRW shareholders.”

“A Northrop Grumman/TRW combination makes eminent strategic sense and will bring together our two companies’ complementary defense capabilities,” said Kresa. “Over the years, we are very proud of the fact that we have built a major tier-one defense company. This has been accomplished by first identifying and then successfully integrating new businesses into the Northrop Grumman family. We have also consistently delivered shareholder value not only to our shareholders but to the shareholders of these acquired companies,” concluded Kresa.”

On March 13, 2002, TRW filed a Solicitation/Recommendation Statement on Schedule 14D-9 recommending that TRW’s shareholders reject the Offer to Exchange and not exchange their TRW shares pursuant to the Offer to Exchange.

In determining to offer $47.00 per share in value of Northrop Grumman common stock for each TRW common share, Northrop Grumman considered a variety of factors bearing on the valuation of TRW. These included:

•	Current and historical trading prices for TRW common stock

•	The extent to which TRW results of operations have been affected by non-recurring and unusual items

•	Northrop Grumman’s assessment of the competitive strengths and weaknesses of TRW’s aerospace business

•	Projections of results of operations for TRW based upon varying assumptions as to key variables such as rates of growth, profit margins, cash flows and other factors

•	Analyses of various prices per share of TRW as multiples of historical and projected measures of earnings and cash flow

•	Potential dilution of earnings per share of Northrop Grumman common stock based upon the acquisition of TRW at various prices

•	Potential values which might be realized upon the disposition of TRW automotive business.

Based upon its consideration of these and other factors, Northrop Grumman believes that the terms of the Offer to Exchange represent full and fair value for TRW’s shareholders.

Northrop Grumman believes that its offer has a higher degree of certainty and poses far less risk than TRW’s recently announced restructuring proposal, because TRW has stated that TRW must sell certain operations to produce cash to pay down debt as a precursor to spinning off or selling its automotive division and because of the uncertain value of any stock issued to TRW shareholders in a spinoff of the automotive division. By contrast, the Offer to Exchange will provide TRW shareholders with a fixed $47.00 value of Northrop Grumman common stock, based upon the five day average closing price used to calculate the exchange ratio, provided that such average does not fall below $103.00 per share. Northrop Grumman believes that it has consistently delivered shareholder value to its stockholders (and the stockholders of the companies it has acquired), as evidenced by the significant appreciation in Northrop Grumman’s average stock price from $63.38 at March 28, 1996 to $113.05 at March 28, 2002. During this period, Northrop Grumman completed a number of major acquisitions, including, the acquisitions of Westinghouse Defense and Electronics Systems, Logicon, Inc., Litton Industries, Inc. and Newport News Shipbuilding, Inc. These acquisitions have added diversity to Northrop Grumman’s operational capabilities, made positive contributions to its results of operations and strengthened its management team.

THE OFFER TO EXCHANGE

The following is a brief summary of the terms and conditions of the Offer to Exchange. This summary is not intended to be exhaustive, and is qualified in its entirety by reference to the Offer to Exchange attached as Annex A to this Proxy Statement and any amendments or supplements thereto filed with the Commission.

Pursuant to the Offer to Exchange, Northrop Grumman proposes to exchange each share of TRW common stock for $47.00 in value of Northrop Grumman common stock, based on the average closing sale prices for a share of Northrop Grumman common stock for the five consecutive trading days ending immediately prior to the second trading day prior to the expiration of the Offer to Exchange. This $47.00 per share value is subject to a “collar” such that in no event will a holder of TRW common stock receive more than 0.4563 shares of Northrop Grumman common stock (i.e. $47.00/$103.00) or fewer than 0.4159 shares of Northrop Grumman common stock (i.e. $47.00/$113.00) per share of TRW common stock. Thus, if the average trading price is less than $103.00 per Northrop Grumman share, a TRW shareholder would receive less than $47.00 in average market value of Northrop Grumman common stock. Similarly, if the average trading price is greater than $113.00 per Northrop Grumman share, a TRW shareholder would receive more than $47.00 in average market value of Northrop Grumman common stock. Each holder of TRW Serial Preference Stock II is entitled to receive $47.00 in Northrop Grumman common stock (subject to the “collar” described above) for each share of TRW common stock into which such Serial Preference Stock II could be converted at the time it is tendered for exchange pursuant to the Offer to Exchange.

Northrop Grumman’s obligation to exchange shares of Northrop Grumman’s common stock for TRW shares pursuant to the Offer to Exchange is subject to a number of conditions, including, but not limited to, the following:

•
the tender of enough shares of TRW capital stock so that, after the completion of the Offer to Exchange, Northrop Grumman owns a majority of the then-outstanding TRW common stock on a fully diluted basis;

•
the expiration or termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Council Regulation (EEC) No. 4064/89 of the Council of the European Union and any other applicable similar foreign laws or regulations;

•	the requisite approval of TRW’s shareholders under the Ohio Control Share Acquisition Law or Northrop Grumman being satisfied, in its reasonable discretion, that such law is inapplicable or invalid;

•
the expiration or termination of the waiting period during which the Ohio Division of Securities may suspend the offer to exchange under the Ohio Revised Code, which waiting period expired on March 12, 2002; and

•
the approval of the stockholders of Northrop Grumman of the issuance of shares of Northrop Grumman common stock in connection with the Offer to Exchange and a subsequent merger of TRW and Northrop Grumman.

These conditions and the other conditions to the Offer to Exchange are discussed in greater detail in the Offer to Exchange attached or Annex A in the section entitled “The Offer to Exchange—Conditions to the Offer to Exchange.”

THE NORTHROP GRUMMAN SHAREHOLDER PROPOSALS

Northrop Grumman intends to present the following three proposals to TRW’s shareholders at the Annual Meeting:

•
a non-binding resolution calling on TRW’s Directors to provide non-public information regarding TRW to Northrop Grumman in order that Northrop Grumman may consider if an increase in the consideration offered in the Offer to Exchange is warranted;

•
a non-binding resolution calling on TRW’s Directors to establish a committee of independent directors to evaluate Northrop Grumman’s proposal and any other merger or acquisition proposal received by TRW, with the advice and assistance of qualified independent financial advisors selected by the committee; and

•
a non-binding resolution calling on TRW’s Directors to take such actions as are within their authority to provide TRW’s shareholders the opportunity to decide for themselves whether to exchange their TRW shares for Northrop Grumman common stock pursuant to the Offer to Exchange or otherwise.

RESOLUTION TO PROVIDE NON-PUBLIC INFORMATION

The complete text of the resolution to provide non-public information is as follows:

“WHEREAS, the shareholders of TRW Inc. (“TRW”) believe that it is in the best interests of TRW’s shareholders that TRW’s Directors give careful and thorough consideration to any legitimate proposal for a merger or acquisition transaction involving TRW;

WHEREAS, Northrop Grumman Corporation (“Northrop Grumman”) has proposed a transaction whereby, on the terms and subject to the conditions set forth in Northrop Grumman’s Offer to Exchange, dated March 4, 2002, Northrop Grumman would provide TRW’s shareholders an opportunity to exchange their TRW capital stock for $47.00 in market value of Northrop Grumman common stock (with a maximum of 0.4563 shares and a minimum of 0.4159 shares of Northrop Grumman common stock) per share of TRW common stock and an equivalent value per share of each series of Serial Preference Stock II of the Company, based on the respective conversion rates of such Serial Preference Stock II, as described in greater detail in the Offer to Exchange;

WHEREAS, Northrop Grumman repeatedly has requested access to non-public information regarding TRW to permit Northrop Grumman to determine whether an increase in the consideration currently proposed in the Offer to Exchange is warranted; and

WHEREAS, TRW’s shareholders believe Northrop Grumman should be provided non-public information regarding TRW to allow Northrop Grumman to consider any and all relevant information which might justify an increase in the consideration currently offered pursuant to the Offer to Exchange.

NOW, THEREFORE, BE IT RESOLVED, that TRW’s shareholders recommend that TRW’s Directors promptly provide Northrop Grumman non-public information regarding TRW to permit Northrop Grumman to fully and fairly value TRW to determine whether an increase in the consideration proposed in the Offer to Exchange is warranted.”

Northrop Grumman urges TRW’s shareholders to vote FOR the foregoing resolution.

RESOLUTION TO ESTABLISH A COMMITTEE OF INDEPENDENT DIRECTORS

The complete text of the resolution to establish a committee of independent Directors is as follows:

“WHEREAS, the shareholders of TRW Inc. (“TRW”) believe that it is in the best interests of TRW’s shareholders that TRW’s Directors give careful and thorough consideration to any legitimate proposal for a merger or acquisition transaction involving TRW;

WHEREAS, Northrop Grumman Corporation (“Northrop Grumman”) has proposed a transaction whereby, on the terms and subject to the conditions set forth in Northrop Grumman’s Offer to Exchange, dated March 4, 2002, Northrop Grumman would provide TRW’s shareholders an opportunity to exchange their TRW common stock for $47.00 in market value of Northrop Grumman common stock (with a maximum of 0.4563 shares and a minimum of 0.4159 shares of Northrop Grumman common stock per share of TRW common stock) and an equivalent value per share of each series of Serial Preference Stock II of the Company, based on the respective conversion rates of such Serial Preference Stock II, as described in greater detail in the Offer to Exchange; and

WHEREAS, TRW’s shareholders believe that Northrop Grumman’s proposal is worthy of consideration by the Board of Directors and should be fully and fairly evaluated, together with any other legitimate merger or acquisition proposals from qualified third parties that TRW may receive.

NOW, THEREFORE, BE IT RESOLVED, that TRW’s shareholders recommend that TRW’s Directors seek to maximize TRW shareholder value by promptly establishing and authorizing a committee of independent directors (a) to evaluate the terms of Northrop Grumman’s proposal and any such other timely merger or acquisition proposals received by TRW, with the advice and assistance of qualified independent financial advisors selected by such committee, (b) to engage in discussions and negotiations with any legitimate potential acquirers regarding the prompt sale of TRW and (c) to make recommendations to TRW’s Directors and, in turn, TRW’s shareholders as to the highest and best bid for the acquisition of all or substantially all of the outstanding capital stock of TRW.”

Northrop Grumman urges TRW’s shareholders to vote FOR the foregoing resolution.

RESOLUTION TO PROVIDE TRW SHAREHOLDERS
THE OPPORTUNITY TO DECIDE FOR THEMSELVES

The complete text of the resolution to provide TRW shareholders the opportunity to decide for themselves is as follows:

“WHEREAS, Northrop Grumman has proposed a merger of TRW Inc. (“TRW”) with Northrop Grumman or a wholly owned subsidiary of Northrop Grumman, in which TRW’s shareholders would receive $47.00 in value of Northrop Grumman common stock per share of TRW common stock (with a maximum of 0.4563 shares and a minimum of 0.4159 shares of Northrop Grumman common stock per share of TRW common stock) and the holders of TRW preferred stock would receive an equivalent value for those shares on as-converted basis;

WHEREAS, Northrop Grumman has commenced an exchange offer for all outstanding shares of TRW capital stock, on the terms and subject to the conditions set forth in Northrop Grumman’s Offer to Exchange, dated March 4, 2002;

WHEREAS, TRW’s Board of Directors has rejected Northrop Grumman’s initial proposal and Northrop Grumman has indicated its desire to engage in discussions regarding a potential merger transaction, including evaluating a potential increase in the proposed consideration if TRW provides non-public information which warrants such an increase;

WHEREAS, TRW’s shareholders desire the ability to freely choose for themselves whether to exchange their TRW shares and desire TRW’s Board of Directors to refrain from taking actions which could impede or restrict TRW’s shareholders from freely and independently doing so.

NOW, THEREFORE, BE IT RESOLVED, that TRW’s shareholders hereby call on TRW’s Directors to take all actions within their authority to provide the opportunity for TRW shareholders to decide for themselves whether to exchange their TRW shares for Northrop Grumman common stock pursuant to the Offer to Exchange or otherwise; and

RESOLVED, FURTHER, that TRW’s shareholders desire that TRW’s Directors refrain from any actions, or fail to take any actions, which could serve to impede or delay any such opportunity.”

Northrop Grumman urges TRW’s shareholders to vote FOR the foregoing resolution.

Under the Control Share Acquisition Law described below, even if a majority of TRW shareholders desire to tender their TRW shares in the Offer to Exchange, they cannot do so. The acquisition must be approved by a select portion of all TRW shareholders excluding so-called “interested shares” from the vote. Still other TRW shareholders are excluded by certain presumptions adopted by TRW for the meeting—for example, the presumption that proxies returned for shares without a certification of eligibility will be treated as “interested shares” and therefore excluded from the key vote, even if they are not, as matter of fact, “interested shares.” The complexity of the certifications required will cause, in Northrop Grumman’s opinion, a great many shareholders to be unnecessarily and improperly disenfranchised.

Approval of the foregoing non-binding resolution does not constitute the shareholder approval required by the Control Share Acquisition Law. Nor will approval require TRW’s Directors to take any specific action, nor prohibit them from taking any specific actions. However, it will tell TRW’s Directors that TRW’s shareholders want the opportunity to determine for themselves whether to exchange their TRW shares for Northrop Grumman common stock. In order to implement this shareholder resolution if it were adopted, TRW’s Directors could take a number of actions, including the following. If the vote at the Control Share Special Meeting has not yet been taken, the Board could recommend in favor of authorizing the proposed acquisition of TRW shares pursuant to the Ohio Control Share Acquisition Law. The Board could also adopt new voting procedures for the meeting which minimize the number of shares that will be disenfranchised as the result of presumptions and procedural obstacles to voting. If the Control Share Special Meeting has been held and authorization was not obtained, the Board could call another special meeting of TRW shareholders to reconsider the authorization with the Board’s favorable recommendation and with new voting procedures. Alternatively, the Board could call a special meeting of shareholders to amend TRW’s regulations to opt out of the Ohio Control Share Acquisition Law. Finally, the Board could negotiate and approve a merger agreement with Northrop Grumman in which TRW shareholders would receive Northrop Grumman common stock in exchange for their TRW shares.

OHIO CONTROL SHARE ACQUISITION LAW

The following summary is not intended to be a complete summary of the Ohio Control Acquisition Law and is qualified in its entirety by reference to the Ohio Control Share Acquisition Law and the Ohio Revised Code.

The Ohio Control Share Acquisition Law (Section 1710.831 of the Ohio Revised Code) provides that, unless the articles of incorporation or the regulations of an issuing public corporation provide otherwise, any control share acquisition of such corporation shall be made only with the prior authorization of the shareholders. An “issuing public corporation” is defined in the Ohio Revised Code as a corporation, such as TRW, organized for profit under the laws of Ohio, with 50 or more shareholders, that has its principal place of business, principal executive offices or substantial assets in Ohio, and as to which there is no close corporation agreement in existence.

A “control share acquisition” is defined in the Ohio Revised Code as the acquisition, directly or indirectly, by any person of shares of an issuing public corporation that, when added to all other shares of the issuing public corporation in respect of which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after such acquisition, directly or indirectly, alone or with others, to control any of the following ranges of voting power of such issuing public corporation in the election of directors:

•	one-fifth or more but less than one-third of such voting power;

•	one-third or more but less than a majority of such voting power; or

•	a majority or more of such voting power.

Any person who proposes to make a control share acquisition must deliver an “acquiring person statement” to the issuing public corporation, which statement must include:

•	the identity of the acquiring person;

•	a statement that the acquiring person statement is being given pursuant to Section 1710.831 of the Ohio Revised Code;

•	the number of shares of the issuing public corporation owned, directly or indirectly, by such acquiring person;

•	the range of voting power in the election of directors under which the proposed acquisition would, if consummated, fall (i.e., in excess of 20%, 33 1/3% or 50%);

•	a description of the terms of the proposed acquisition; and

•
representations of the acquiring person that the acquisition will not be contrary to the law and that such acquiring person has the financial capacity to make the proposed acquisition (including the facts upon which such representations are based).

Northrop Grumman delivered an acquiring person statement (the “Northrop Acquiring Person Statement”) to TRW on March 4, 2002.

Within 10 days of receipt of a qualifying acquiring person statement, the directors of the issuing public corporation must call a special shareholders meeting to vote on the proposed acquisition. The special shareholders meeting must be held within 50 days of receipt of the acquiring person statement, unless the acquiring person otherwise agrees. TRW has called the special meeting, which will be held on April 22, 2002 unless such date is extended with the written consent of Northrop Grumman, as described in greater detail in the proxy statement for the Control Share Special Meeting which will be sent to you separately. Northrop Grumman has filed preliminary copies of its proxy materials for the Control Share Special Meeting with the Commission. Copies of those proxy materials (and any amendments thereto) may be obtained without charge from the Commission’s website at www.SEC.gov, as they become available.

The acquiring person may make the proposed control share acquisition only if:

•
at a meeting at which a quorum is present, the control share acquisition is authorized by a majority of the holders of the voting power entitled to vote in the election of directors represented in person or by proxy at such meeting and the control share acquisition is authorized by a majority of the portion of the voting power represented at the meeting in person or by proxy, excluding “interested shares;” and

•	such acquisition is consummated, in accordance with the terms so authorized, within 360 days following such authorization.

“Interested shares” are defined in the Ohio Revised Code as shares as to which any of the following persons may exercise or direct the exercise of voting power in the election of directors:

•	an acquiring person;

•	an officer of the issuing public corporation elected or appointed by its directors;

•	any employee of the issuing public corporation who is also a director of such corporation; or

•
any person who acquires such shares for valuable consideration during the period beginning with the date of the first public disclosure of a proposed control share acquisition of the issuing public corporation or any proposed merger, consolidation or other transaction that would result in a change in control of the corporation or all or substantially all of its assets and ending on the Record Date, if either of the following apply:

•	the aggregate consideration paid or otherwise given by the person who acquired the shares and any other persons acting in concert with such persons exceeds $250,000; or

•
the number of shares acquired by the person who acquired the shares and any other persons acting in concert with such person exceeds 1/2 of 1% of the outstanding shares of the issuing public corporation entitled to vote in the election of directors.

“Interested shares” also include interested shares held by a person who transfers such interested shares after the record date if accompanied by an instrument (such as a proxy or voting agreement) that gives the transferee the power to vote those shares.

VOTING PROCEDURES

The Common Shares, Series 1 Shares and Series 3 Shares are the only classes of TRW capital stock entitled to vote at the Annual Meeting. Every holder of such TRW shares is entitled to one vote for each share held of record as of the Record Date.

According to TRW’s proxy statement for the Annual Meeting, shareholder votes will be tabulated by independent inspectors of election for the Annual Meeting, and all properly signed proxy cards and all properly recorded internet and telephone votes will be counted to determine whether a quorum is present at the meeting. Votes for Director nominees that are marked “withhold” will be counted for purposes of determining a quorum, but will not be counted in determining the election of the Directors for which voting is withheld. Votes marked “abstain” with respect to the ratification of TRW’s selection of accountants will be counted in determining a quorum but will not be counted as votes cast at the meeting, and therefore will have no effect on the ratification of TRW’s selection of independent public accountants.

The proxies named in the accompanying GREEN proxy card will not have discretionary authority to vote on any of the matters specifically described in this Proxy Statement. Northrop Grumman has no reason to believe that any proposals other than those described in this Proxy Statement will come before TRW’s shareholders at the Annual Meeting. However, if other proposals are introduced at the Annual Meeting, the proxies named in the accompanying GREEN proxy cards will vote the shares represented by GREEN proxies on any such other matters in their discretion.

Requirements for Quorum

The Regulations of TRW specify that a quorum is present at any meeting of TRW shareholders if there are present at the meeting in person or by proxy shareholders of record entitled to exercise not less than 35% of the voting power in the election of TRW directors.

Required Votes

The Regulations of TRW specify that a majority of the votes cast at a meeting of TRW’s shareholders at which a quorum is present are sufficient to approve any matter brought before TRW’s shareholders, unless TRW’s Articles or Regulations or applicable law require a different percentage. Neither the Articles or Regulations or applicable law require any specific percentage vote to approve the shareholder proposals described in this Proxy Statement, other than the election of Directors. Therefore, assuming a quorum is present at the Annual Meeting, approval of each of the shareholder proposals described in this Proxy Statement (other than the election of Directors) requires at least a majority of the votes actually cast on such matters to be voted in favor of such proposal. Under Ohio law, the nominees receiving the greatest numbers of votes in an election of directors are elected. Therefore, the four nominees receiving the highest number of votes at the Annual Meeting will be elected to TRW's Board of Directors.

Cumulative Voting

The Ohio Revised Code provides for cumulative voting in the election of directors of Ohio corporations if:

•	the corporation’s Articles have not been amended to preclude cumulative voting;

•
any shareholder gives written notice to the president, a vice-president or the secretary of the corporation (a) at least 48 hours prior to the time fixed for a shareholder meeting at which directors will be elected (if notice of the meeting has been given to the corporation’s shareholders at least 10 days prior to the meeting) or (b) at least 24 hours prior to the time fixed for such a shareholder meeting (if notice of the meeting is given less than 10 days prior to the meeting); and

•	an announcement is made when the meeting is convened by the Chairman or the Secretary of the Ohio corporation, or by or on behalf of the shareholder who requested cumulative voting.

According to TRW’s proxy statement for the Annual Meeting, TRW does not anticipate that cumulative voting will be requested at the Annual Meeting. If cumulative voting is available, shares represented by GREEN proxy cards as to which directions are given will be cumulated and allocated evenly among the nominees named therein for which a “FOR” vote is indicated. In the absence of such instructions, shares represented by GREEN proxies will be voted “WITHHOLD” authority to vote for any and all nominees for director.

Abstentions and Broker Non-Votes

Any vote withheld or abstention from voting on a proxy will count as a vote withheld and not cast at the meeting, but the votes represented by that proxy will be counted for purposes of determining whether a quorum is present at the Annual Meeting. If a broker or other nominee holder indicates on a proxy that it does not have discretionary authority to vote shares on a specific shareholder proposal (a so-called “broker non-vote”), the shares represented by that proxy will, nonetheless, be considered present for purposes of determining the presence of a quorum but will not be deemed entitled to vote with respect to that proposal.

Since approval of the three Northrop Grumman proposed resolutions described in this Proxy Statement requires the affirmative vote of a majority of the votes actually cast on such proposals at the Annual Meeting, abstentions or so-called “broker non-votes” will not have any positive or negative impact on whether the

Northrop Grumman shareholder proposals described in this Proxy Statement are approved. Each TRW shareholder who wants the Northrop Grumman shareholder proposals described in this Proxy Statement to be approved at the Annual Meeting should execute and return the GREEN proxy in the enclosed envelope with a vote FOR the three Northrop Grumman shareholder proposals and should specifically advise any bank, broker or other party holding TRW shares as a custodian or in a nominee capacity to vote FOR the three Northrop Grumman shareholder proposals.

OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

According to TRW’s proxy statement for the Annual Meeting, at the Annual Meeting TRW shareholders also will be asked:

•	to elect four nominees to TRW’s Board of Directors; and

•	to ratify the selection of the TRW’s independent public accountants to audit TRW’s books, records and accounts for the year ending December 31, 2002.

Northrop Grumman is not making any recommendation on these matters. TRW shareholders may use the GREEN proxy card accompanying this Proxy Statement to vote on the election of Directors and the ratification of TRW’s selection of independent public accountants.

In the absence of written instructions on these two matters, GREEN proxies will be voted “WITHHOLD” authority to vote on any and all director nominees and “ABSTAIN” with respect to the proposal to ratify TRW’s selection of independent accountants.

The following information regarding director nominees and TRW’s public accountants is taken from TRW’s proxy statement for the Annual Meeting. Northrop Grumman has not independently verified any of the information regarding these other proposals and is not responsible for the accuracy or completeness of any information based on or excerpted from TRW’s proxy statement for the Annual Meeting.

ELECTION OF DIRECTORS

According to TRW’s proxy statement for the Annual Meeting, nominees for election this year are Dr. Martin Feldstein, Dr. Robert M. Gates and Messrs. Clive R. Hollick and David Baker Lewis. Biographical information on each of the nominees is provided below, and is entirely based on the information provided by TRW in such proxy statement. According to TRW, each of the nominees currently serves as a Director of TRW, and each has agreed to stand for re-election.

Name of Nominee	Biographical Information

Martin Feldstein
Dr. Feldstein is 62 years of age. He was a TRW Director from 1981 to 1984 and has been a TRW Director since 1984, with his current term expiring in 2002. Dr. Feldstein has been Professor of Economics at Harvard University since 1967. He also is President and Chief Executive Officer of the National Bureau of Economic Research, a position he held from 1977 to 1982 and since July 1984. Dr. Feldstein was elected a TRW Director in 1981, resigned his position upon joining the U.S. Government in August 1982 and was again elected as a TRW Director in July 1984. Dr. Feldstein also serves as a director of American International Group, Inc., Eli Lilly and Company and HCA.

Robert M. Gates
Dr. Gates is 58 years of age. He has been a TRW Director since 1994, and his current term expires in 2002. Dr. Gates has been a consultant to Placer Dome Inc. since 1995, a senior advisor to The Mitchell Group since 1993 and an advisor to VoteHere.Net since 2001. Dr. Gates was Dean of the George Bush School of Government and Public Service, Texas A&M University from September 1999 to June 2001. From 1991 to 1993, Dr. Gates served as Director of Central Intelligence for the United States. Dr. Gates also serves as a director of NACCO Industries, Inc. and Parker Drilling Company and as a trustee of The Fidelity Funds.

Clive R. Hollick
Lord Hollick is 56 years of age. He has been a TRW Director since 2000, and his current term expires in 2002. Lord Hollick has been Chief Executive of United Business Media plc since 1996. Lord Hollick also serves as a director of United Business Media plc and Diageo plc.

David Baker Lewis
Mr. Lewis is 57 years of age. He has been a TRW Director since 1995, and his current term expires in 2002. Mr. Lewis has been Chairman of the Board of Lewis & Munday, a Detroit law firm, since 1982. Mr. Lewis also serves as a director of Comerica Incorporated.

Additional information about these nominees, the compensation paid to TRW Directors, the various committees of the TRW Board and other matters is included in TRW’s proxy statement for the Annual Meeting.

Northrop Grumman makes no recommendation regarding the election of any of these nominees. In the absence of written instructions, GREEN proxies in the form accompanying this Proxy Statement will be voted “WITHHOLD” authority to vote for any and all of these nominees.

PROPOSAL TO RATIFY SELECTION OF AUDITORS

According to TRW’s proxy statement for the Annual Meeting, Ernst & Young LLP served as TRW’s independent auditors for the fiscal year ended December 31, 2001. According to TRW, in addition to the engagement to audit TRW’s annual financial statements and to review the financial statements included in its quarterly reports on Form 10-Q, Ernst & Young was also engaged to perform certain other services during 2001. According to TRW’s public filings, the aggregate fees billed by Ernst & Young for these services for the fiscal year ended December 31, 2001 were:

Audit Fees	$2.1 Million
Financial Information Systems
Design and Implementation Fees	$0.0
All Other Fees:
Audit-Related Services (1)	$2.2 Million
Tax Services	$3.7 Million
Other Services	$0.2 Million

(1)	Audit related services include statutory audits, acquisition and disposition audits, audits of employee benefit plans and services related to filings made with the Securities and Exchange Commission.

TRW has indicated that the accounting firm of Ernst & Young LLP has been appointed by TRW’s Board of Directors to continue to serve as TRW’s independent auditors for the fiscal year ending December 31, 2002. As indicated under “Voting Procedures” above, votes on the ratification of Ernst & Young LLP that are marked “abstain” and broker non-votes (e.g., when a broker does not have authority to vote on a specific issue) will not be counted as votes cast and will have no effect on the result of the vote for ratification of the auditors. Additional information regarding this proposal is available in TRW’s proxy statement for the Annual Meeting.

Northrop Grumman makes no recommendation regarding the ratification of the selection of TRW’s auditors. In the absence of written instructions, GREEN proxy cards will be voted “ABSTAIN” with respect to this proposal.

OHIO LITIGATION

On March 4, 2002, Northrop Grumman filed a lawsuit in the United States District Court for the Northern District of Ohio against TRW and certain other persons, seeking declaratory and injunctive relief with respect to the Ohio Control Share Acquisition Law, the Ohio business combination law (Section 1704.01 et seq. of the Ohio Revised Code) and the Ohio control bid law (Section 1707.01 et seq. of the Ohio Revised Code). The lawsuit alleges that such statutes conflict with the United States constitution and United States laws governing the conduct of tender offers. The complaint seeks declaratory and injunctive relief, as well as the costs of the lawsuits. Northrop Grumman also is requesting declarations from the Court that: (a) “the date of the first public disclosure” of the Offer to Exchange, for purposes of the Control Share Acquisition Law, was March 4, 2002 and (b) the solicitation, acceptance and voting of proxies at the Special Meeting does not make Northrop Grumman an “interested shareholder” as defined in Ohio’s business combination law. No assurance can be provided as to the time which may be required for a final decision with respect to the issues presented, or as to the outcome of this lawsuit.

On March 4, 2002, TRW filed a lawsuit in the United States District Court for the Southern District of Ohio against Northrop Grumman, the Attorney General of Ohio, the Director of Ohio’s Department of Commerce and the Commissioner of Ohio’s Division of Securities. The lawsuit seeks a judgment that Ohio’s Control Share Acquisition Law, business combination law and control bid law are constitutional.

The Southern District action has been stayed by orders of both the Southern District Court and the Northern District Court. On March 18, 2002, Northrop Grumman filed a motion seeking a preliminary injunction, preventing the application of the Ohio Control Share Acquisition Law and the Ohio Merger Moratorium Law to the Offer to Exchange. In the alternative, Northrop Grumman seeks (a) to enjoin the application of the provision of the Ohio Control Share Acquisition Law requiring the exclusion of votes relating to “interested shares,” to the extent it seeks to disenfranchise independent shareholders who purchased $250,000 or more in TRW shares, either alone or in concert with others, after the public announcement of the Offer to Exchange, or (b) to prevent TRW from employing various restrictive and discriminatory presumptions and procedures at the Special Meeting. The parties were ordered to file position papers by March 29, 2002, after which the Northern District Court will determine how and when to decide Northrop Grumman’s motion.

SOLICITATION OF PROXIES

Proxies may be solicited by mail, telephone, telecopier, in person and over the internet. Solicitations may be made by directors, officers, investor relations personnel and other employees of Northrop Grumman, none of whom will receive additional compensation for such solicitations. Northrop Grumman has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of its solicitation materials to the beneficial owners of the TRW shares they hold of record. Northrop Grumman will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

Northrop Grumman has retained D.F. King & Co., Inc. (“D.F. King”) for solicitation and advisory services in connection with this proxy solicitation. D.F. King will be paid a fee estimated not to exceed $2,750,000 for acting (a) as proxy solicitor in connection with this Proxy Statement, (b) as proxy solicitor in connection with the special meeting, and (c) as Information Agent in connection with the Offer to Exchange. D.F. King may also receive additional reasonable and customary compensation for providing additional advisory services in connection with this proxy solicitation and any other proxy solicitations contemplated by this Proxy Statement. Northrop Grumman has also agreed to reimburse D.F. King for its reasonable out-of-pocket expenses and to indemnify D.F. King against certain liabilities and expenses, including liabilities and expenses under the U.S. federal securities laws. D.F. King will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.

Northrop Grumman has retained Salomon Smith Barney Inc. to act as the dealer manager in connection with the Offer to Exchange and to provide various financial advisory services to Northrop Grumman in connection with the Offer to Exchange and any subsequent combination of TRW with Northrop Grumman or its wholly-owned subsidiary. Salomon Smith Barney will receive reasonable and customary compensation for these services and will be reimbursed for out-of-pocket expenses, including reasonable expenses of counsel and other advisors. Northrop Grumman has agreed to indemnify Salomon Smith Barney and related persons against various liabilities and expenses in connection with its services as the dealer manager and financial advisor, including various liabilities and expenses under the U.S. state and federal securities laws. From time to time, Salomon Smith Barney and its affiliates may actively trade the debt and equity securities of Northrop Grumman and TRW for their own account or for the accounts of customers and, accordingly, may hold a long or short position in those securities. Salomon Smith Barney has in the past performed various investment banking and financial advisory services for Northrop Grumman for which they have received customary compensation.

In connection with Salomon Smith Barney’s engagement as dealer manager and financial advisor, Northrop Grumman anticipates that certain employees of Salomon Smith Barney may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders of TRW, which activities could involve or be deemed to constitute the solicitation of proxies. Salomon Smith Barney will not receive any additional fee for or in connection with such activities by employees of Salomon Smith Barney apart from the fees it is otherwise entitled to receive as described above.

Northrop Grumman has retained Kekst and Company as its public relations advisor in connection with this proxy solicitation. Kekst and Company will be paid reasonable and customary compensation for its services, and Northrop Grumman has agreed to reimburse Kekst and Company for any out-of-pocket expenses incurred in connection with those services.

The entire expense of this proxy solicitation is being borne by Northrop Grumman. Northrop Grumman will not seek reimbursement for such expenses from TRW. Costs incidental to these proxies include expenditures for printing, postage, legal and related expenses and are expected to be approximately $            . Total costs incurred to date in furtherance of or in connection with the solicitation of proxies described in this Proxy Statement are approximately $            .

If Northrop Grumman should ultimately elect to amend or supplement the terms of any of the shareholder proposals described in this Proxy Statement or present additional proposals prior to the Annual Meeting, Northrop Grumman will distribute information regarding such changes or additions to TRW shareholders in compliance with applicable law and, in appropriate circumstances, will provide TRW shareholders with a reasonable opportunity to revoke any shareholder proxies previously given prior to the Annual Meeting.

PROPOSALS FOR 2003 ANNUAL MEETING

According to TRW’s proxy statement for the Annual Meeting, shareholder proposals for TRW’s 2003 annual shareholders meeting must be received by TRW no later than November 4, 2002 in order to be eligible to be included in the TRW’s proxy statement and form of proxy for that meeting. Proposals for the 2003 annual shareholders meeting must be submitted in writing and sent to TRW at TRW Inc., 1900 Richmond Road, Cleveland, Ohio 44124, attention: Secretary.

According to TRW’s proxy statement for the Annual Meeting, any TRW shareholder who intends to present a shareholder proposal at TRW’s 2003 annual shareholders meeting, other than pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, must provide TRW notice of the proposal no later than January 18, 2003, or TRW’s management will have discretionary voting authority with respect to such proposal without providing any advice on the nature of the matter in TRW’s proxy statement for TRW’s 2003 annual shareholders meeting.

INFORMATION ABOUT TRW

TRW is an Ohio corporation with its principal executive offices located at 1900 Richmond Road, Cleveland, Ohio 44124. TRW’s telephone number is (216) 291-7000.

TRW is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the Commission. Reports, proxy statements and other information filed by TRW may be obtained from the Commission, upon payment of the Commission’s customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. Such materials also are available for inspection and copying at the principal office of the Commission at the address set forth immediately above, at the Commission’s regional offices at 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. This information also is available at the Commission’s website at http://www.sec.gov.

INFORMATION ABOUT NORTHROP GRUMMAN

Northrop Grumman is a leading global aerospace and defense company providing a wide range of products and services in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. As a prime contractor, principal subcontractor, partner, or preferred supplier, Northrop Grumman participates in many high-priority defense and commercial technology programs in the United States and abroad. Northrop Grumman is aligned into six business sectors: Electronic Systems, Information Technology, Integrated Systems, Newport News, Ship Systems and Component Technologies.

Northrop Grumman is a Delaware holding company formed in connection with Northrop Grumman’s acquisition of Litton Industries, Inc. in April 2001. Northrop Grumman’s principal executive offices are located at 1840 Century Park East, Los Angeles, California 90067 and its telephone number is (310) 553-6262.

Northrop Grumman is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the Commission. Reports, proxy statements and other information filed by Northrop Grumman may be obtained from the Commission at the same locations and by following the same procedures described above in the section entitled “Information About TRW.”

OTHER INFORMATION

Certain directors, executive officers, employees and other representatives of Northrop Grumman who may assist D.F. King in soliciting proxies are listed in the attached Schedule I. Schedule II sets forth certain information regarding the TRW shares owned by Northrop Grumman, its Directors, executive officers and employees and others who may solicit proxies. Schedule III sets forth certain publicly available information regarding the TRW shares held by TRW’s principal shareholders and its management.

This Proxy Statement is neither a request for the tender or exchange of TRW shares nor an offer with respect thereto. Northrop Grumman’s Offer to Exchange is being made only by means of the Offer to Exchange, as filed with the Commission.

Please indicate support for the Northrop Grumman proposed resolutions described in this Proxy Statement by completing, signing and dating the enclosed GREEN proxy card and promptly returning it in the enclosed envelope to:

Northrop Grumman Corporation
c/o D.F. King & Co., Inc.
Wall Street Station - P.O. Box 411
New York, New York 10269-0069

No postage is necessary if the envelope is mailed in the United States.

If your TRW shares are held in the name of a bank, broker or other nominee holder, please advise each such nominee holder to vote FOR the three proposed Northrop Grumman resolutions described above.

NORTHROP GRUMMAN CORPORATION

March 29, 2002

SCHEDULE I

INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

The following tables set forth the name of each Director, executive officer, and certain employees and other representatives of Northrop Grumman who may assist D.F. King in soliciting proxies from TRW shareholders. Unless otherwise noted, each person’s business address is 1840 Century Park East, Los Angeles, California 90067. None of the officers, directors or employees of Northrop Grumman will receive compensation for soliciting proxies other than their ordinary compensation as an officer, director or employee, as the case may be.

DIRECTORS AND EXECUTIVE OFFICERS OF NORTHROP GRUMMAN

Name	Present Principal Occupation or Employment
John T. Chain, Jr.	Director of Northrop Grumman; General, United States Air Force (Ret.) and Chairman of the Board, Thomas Group, Inc.
Lewis W. Coleman	Director of Northrop Grumman; President, Gordon and Betty Moore Foundation.
Vic Fazio	Director of Northrop Grumman; Senior Partner, Clark & Weinstock.
Phillip Frost	Director of Northrop Grumman; Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation.
Kent Kresa	Director of Northrop Grumman; Chairman and Chief Executive Officer of Northrop Grumman.
Charles R. Larson	Director of Northrop Grumman; Admiral, United States Navy (Ret.).
Jay H. Nussbaum	Director of Northrop Grumman; Executive Vice President of KPMG Consulting, Inc.
Aulana L. Peters	Director of Northrop Grumman; Retired partner of the law firm of Gibson, Dunn & Crutcher LLP.
John Brooks Slaughter	Director of Northrop Grumman; President and Chief Executive Officer, The National Action Council for Minorities in Engineering, Inc.
Ronald D. Sugar	Director of Northrop Grumman; President and Chief Operating Officer.
Herbert W. Anderson	Corporate Vice President and President, Information Technology Sector of Northrop Grumman.
Frank G. Brandenberg	Corporate Vice President and President, Component Technologies Sector of Northrop Grumman
Phillip A. Dur	Corporate Vice President and President, Ship Systems Sector of Northrop Grumman.
J. Michael Hateley	Corporate Vice President and Chief Human Resources and Administrative Officer of Northrop Grumman.
Robert W. Helm	Corporate Vice President, Government Relations of Northrop Grumman.
Robert P. Iorizzo	Corporate Vice President and President, Electronic Systems Sector of Northrop Grumman.
John H. Mullan	Corporate Vice President and Secretary of Northrop Grumman.

I-1

Name	Present Principal Occupation or Employment
Albert F. Myers	Corporate Vice President and Treasurer of Northrop Grumman.
Roseanne P. O’Brien	Corporate Vice President, Communications of Northrop Grumman.
W. Burks Terry	Corporate Vice President and General Counsel of Northrop Grumman.
Thomas C. Schievelbein	Corporate Vice President and President, Newport News Sector of Northrop Grumman.
Scott J. Seymour	Corporate Vice President and President, Integrated Systems Sector of Northrop Grumman.
Richard B. Waugh, Jr.	Corporate Vice President and Chief Financial Officer of Northrop Grumman.
Sandra J. Wright	Corporate Vice President and Controller of Northrop Grumman.

CERTAIN EMPLOYEES OF NORTHROP GRUMMAN WHO MAY ALSO SOLICIT PROXIES

Name	Present Principal Occupation or Employment
Gaston Kent	Vice President, Investor Relations of Northrop Grumman.
Frank Moore	Public Relations Department of Northrop Grumman.

OTHER REPRESENTATIVES OF NORTHROP GRUMMAN WHO MAY ALSO SOLICIT PROXIES

Although Salomon Smith Barney does not admit that it or any of its directors, officers, employees or affiliates is a “participant” as defined in Schedule 14A promulgated by the Commission under the Securities Exchange Act of 1934, as amended, or that Schedule 14A requires the disclosure of certain information concerning them, the following employees of Salomon Smith Barney may communicate with TRW’s shareholders in a manner that could involve or be deemed to be assisting Northrop Grumman in soliciting proxies from TRW’s shareholders. The principal business address of each Salomon Smith Barney employee named below is Salomon Smith Barney Inc., 388 Greenwich Street, New York, New York 10013.

Name	Present Office or Other Principal Occupation or Employment
Petros G. Kitsos	Managing Director
Brian C. Link	Vice President
Brian D. Yick	Associate
Nathan Gordon	Financial Analyst
Matthew Nimtz	Financial Analyst

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SCHEDULE II

SHARES OF TRW COMMON STOCK OWNED BY NORTHROP GRUMMAN, ITS DIRECTORS,
OFFICERS AND EMPLOYEES, AND BY OTHERS WHO MAY SOLICIT PROXIES

On the date hereof, the Ronald D. Sugar Revocable Trust dated as of October 20, 1995, of which Ronald D. Sugar, a Director and the President and Chief Executive Officer of Northrop Grumman, serves as Trustee, owns 21,475 Common Shares.

Northrop Grumman beneficially owns four Common Shares.

Salomon Smith Barney engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its brokerage business, Salomon Smith Barney trades securities of TRW and has engaged in numerous transactions for its own account and for the accounts of its customers during the past two years. The total number of such transactions during this period was approximately 34,000. Accordingly, it is impracticable to list each such transaction. As of March 7, 2002, Salomon Smith Barney and its affiliates were the holders of record of 362,585 Common Shares, of which 24,332 Common Shares were held for its own account and 338,253 Common Shares were held for customer accounts.

In the past, Salomon Smith Barney has acted as financial advisor to third parties in connection with possible transactions with TRW. In addition, Salomon Smith Barney’s affiliate, Citibank, N.A., has in the past participated and currently participates as a lender in syndicated loans to TRW.

Except as disclosed above, neither Northrop Grumman, its Directors, its executive officers nor any of the other persons named in Schedule I above, (i) is the beneficial or record owner of any securities of TRW or (ii) has purchased or sold any securities of TRW within the past two years, borrowed any funds for the purpose of acquiring or holding any securities of TRW, or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any securities of TRW. Except as disclosed above, there have not been any transactions between TRW and Northrop Grumman or any of the other persons named in Schedule I above since the beginning of TRW’s last fiscal year and, other than the proposed acquisition of TRW described in this document, none of Northrop Grumman or any of such other persons, or any associate of the foregoing persons or any other person who may be deemed a “participant” in this proxy solicitation has any arrangement or understanding with any person with respect to any future employment by TRW or its affiliates, or with respect to any future transactions to which TRW or its affiliates will or may be a party.

II-1

SCHEDULE III

BENEFICIAL OWNERSHIP OF TRW COMMON SHARES

Set forth below is information regarding Common Shares owned by (i) those persons owning more than 5% of the outstanding Common Shares and (ii) directors and executive officers of the Company as a group. Such information is derived from TRW’s proxy statement for the 2002 Annual Meeting and certain filings on Schedule 13G, as described in the footnotes below.

SECURITY OWNERSHIP OF CERTAIN  BENEFICIAL OWNERS

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership(1)	Percent of Class
The TRW Employee Stock Ownership and Savings Plan 1900 Richmond Road Cleveland, Ohio 44124	21,687,649(2)	17.1%
Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071	13,058,300(3)	10.3%
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	7,185,623(4)	5.7%

(1)
Each beneficial owner listed in the table certified in its Schedule 13G that, to the best of its knowledge and belief, the TRW Common Shares beneficially owned by it was acquired in the ordinary course of business and not for the purpose of changing or influencing control of TRW.

(2)
Putnam Fiduciary Trust Company, One Post Office Square, Boston, Massachusetts 02109, served as trustee of The TRW Employee Stock Ownership and Savings Plan during 2001. Putnam Fiduciary Trust Company disclaims beneficial ownership of the shares, as it does not retain discretionary authority to buy, sell or vote the securities. The TRW Employee Stock Ownership and Savings Plan reported shared voting and dispositive power over all the shares beneficially owned.

(3)
Capital Research and Management Company filed Amendment No. 4 to its Statement of Beneficial Ownership on Schedule 13G on February 11, 2002, reporting beneficial ownership of 13,058,300 TRW Common Shares. Of these shares, Capital Research and Management Company reported that it has sole dispositive power over 13,058,300 shares and voting power over no shares. Capital Research and Management Company is deemed to be the beneficial owner of these shares as a result of acting as investment adviser to various investment companies registered under the Investment Company Act of 1940. Capital Research and Management Company has disclaimed beneficial ownership of all 13,058,300 Common Shares.

(4)
FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson jointly filed Amendment No. 3 to their Statement of Beneficial Ownership on Schedule 13G on February 14, 2002, reporting beneficial ownership of 7,185,623 TRW Common Shares. Of the total amount held by FMR Corp., (a) 6,668,713 shares are beneficially owned by Fidelity Management & Research Company as a result of its acting as investment adviser to various investment companies registered under the Investment Company Act of 1940, (b) 300,882 shares are beneficially owned by Fidelity Management Trust Company as a result of its serving as investment manager of institutional accounts, (c) 728 shares are beneficially owned by Strategic

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Advisers, Inc. as a result of its having sole dispositive power over securities held for individuals to which it provides investment advisory services as an investment adviser under the Investment Company Act of 1940, and (d) 215,300 shares are beneficially owned by Fidelity International Limited. Fidelity Management & Research Company, Fidelity Management Trust Company and Strategic Advisors, Inc. are wholly-owned subsidiaries of FMR Corp. A partnership controlled by the controlling group of FMR Corp. owns 39.89 percent of the voting stock of Fidelity International Limited. FMR Corp. (through its control of Fidelity Management Trust Company) has sole power to vote 222,882 shares and sole dispositive power over 300,882 shares. FMR Corp. has no voting power over 78,000 shares owned by the institutional accounts managed by Fidelity Management Trust Company. FMR Corp. (through its control of Fidelity Management & Research Company) has sole dispositive power over an additional 6,668,713 shares. The sole voting power of such 6,668,713 shares resides with the Boards of Trustees of the Fidelity Funds. Fidelity International Limited has sole power to vote and the sole power to dispose of 215,300 shares. Edward C. Johnson 3d and Abigail P. Johnson are control persons of FMR Corp. Robert M. Gates, a TRW Director, is a trustee of The Fidelity Funds.

SECURITY OWNERSHIP OF TRW MANAGEMENT

The information in the following table is derived from TRW’s proxy statement for the 2002 Annual Meeting and shows the Common Share ownership for the Directors and executive officers of TRW as reported by TRW as of the close of business on February 22, 2002. Unless otherwise indicated in a footnote, sole voting and investment power in the shares owned are held either by the named individual alone or by the named individual and his or her spouse.

Name	Shares Beneficially Owned (1)	Exercisable Options (2)		Deferred Share Units (3)	Percent of Class
M. H. Armacost	6,386	9,500		2,311	*
A. E. Baratz	248	0		0	*
D. M. Cote	82,870	0		29,966	*
M. Feldstein	7,136	8,000		0	*
K. W. Freeman	875	0		0	*
R. M. Gates	5,559	9,500		0	*
J. T. Gorman	223,736	1,510,000		0	1.4%
T. W. Hannemann	42,740	240,333		44,978	*
G. H. Heilmeier	7,917	9,500		0	*
C. R. Hollick	2,081	5,000		0	*
K. N. Horn	6,786	8,000	(4)	0	*
H. V. Knicely	23,201	220,333		0	*
D. B. Lewis	5,558	9,500		0	*
L. M. Martin	6,286	9,500		1,926	*
P. A. Odeen	10,596	125,000		2,508	*
J. C. Plant	26,000	73,332		0	*
G. L. Summe	248	0		0	*
All Directors and executive officers as a group	597,523	2,662,562		85,755	2.6%

*	Less than 1 percent.
(1)
Includes TRW Common Shares held in The TRW Employee Stock Ownership and Savings Plan, TRW Common Shares that have been automatically deferred under the deferred compensation plan for non-employee Directors and shares of restricted stock awarded to certain executive officers.

(2)	In accordance with the rules of the Securities and Exchange Commission, this column shows the number of shares that may be acquired within 60 days of February 22, 2002, upon exercise of stock options.

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(3)
This column shows phantom units of TRW Common Shares that have been credited under deferred compensation plans and certain other nonqualified benefit plans. The phantom units are settled in cash and are not included for the purpose of calculating the percent of shares outstanding.

(4)	This figure includes an option for 1,500 Common Shares, which Mrs. Horn has transferred to her child.

Except as otherwise noted, the information concerning TRW in this Proxy Statement has been taken from or is based upon documents and records on file with the Commission and other publicly available information. Northrop Grumman disclaims any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by TRW or any other third party to disclose events that many have occurred any may affect the significance or accuracy of any such information but which are unknown to Northrop Grumman.

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I M P O R T A N T

Your vote is important. Regardless of the number of shares of TRW Inc. stock you own, please vote as recommended by Northrop Grumman by taking these two simple steps:

1.	PLEASE SIGN, DATE AND PROMPTLY MAIL the enclosed GREEN proxy card in the postage-paid envelope provided.

2.	DO NOT RETURN ANY proxy card sent to you by TRW, not even as a vote of protest.

IF YOU VOTED BY TELEPHONE, INTERNET OR ON TRW’S PROXY CARD BEFORE RECEIVING YOUR GREEN NORTHROP GRUMMAN PROXY CARD, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE SIMPLY BY SIGNING, DATING AND MAILING THE ENCLOSED GREEN PROXY CARD. THIS WILL REVOKE YOUR EARLIER VOTE. REMEMBER, ONLY YOUR LATEST DATED CARD WILL COUNT.

Instructions for “Street Name” Shareholders

If you own your TRW shares in the name of a brokerage firm, bank, bank nominee or other nominee holder, only they can vote your TRW shares on your behalf. Please call each such nominee holder and instruct them to execute a GREEN proxy card on your behalf. You should also promptly sign, date and mail your GREEN proxy card when you receive it from your broker, bank or other nominee holder. Please do so for each separate account you maintain.

Please return your GREEN proxy card at once.

If you have any questions or need assistance in voting your TRW shares, or need additional copies of this Proxy Statement or the accompanying GREEN proxy card, please call:

D.F. King & Co., Inc.
Wall Street Station – P.O. Box 411
New York, New York 10269-0069
Call Toll-Free
1-800-755-7250

REVISED PRELIMINARY COPY

TRW INC.VOTING INSTRUCTION CARD

These confidential voting instructions are solicited by Northrop Grumman Corporation for the 2002 Annual Meeting of TRW Shareholders to be held on April 24, 2002 and any adjournments or postponements thereof.

These confidential voting instructions are to the fiduciaries under The TRW Employee Stock Ownership and Savings Plan, The TRW Canada Stock Savings Plan and the TRW UK Share Purchase Plan (as applicable, with respect to TRW Common Stock in such plans allocated to the account of the undersigned) and are solicited by Northrop Grumman Corporation for the Annual Meeting of TRW Shareholders to be held on Wednesday, April 24, 2002 at 8:30 a.m. in Lyndhurst, Ohio and any adjournment or postponement thereof. The undersigned directs the respective fiduciary to vote as indicated on the other side of this card. The fiduciaries are also authorized to vote at their discretion in accordance with the applicable plan on all other matters properly brought before the meeting. These confidential voting instructions revoke all previously given voting instructions of the undersigned regarding the matters to be voted on at the Annual Meeting, as well as any purported discretionary voting authority related to any such prior instructions.

Please sign exactly as your name appears to the left

Signature

Date: , 2002

YOUR VOTE IS IMPORTANT!

Please sign and date this voting instruction card and return it promptly in the enclosed postage-paid envelope, or otherwise to Corporate Election Services, PO Box 1150, Pittsburgh, PA 15230, so that your shares may be represented at the Annual Meeting.

Please	fold and detach card at perforation before mailing.

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REVISED PRELIMINARY COPY

TRW INC.	VOTING INSTRUCTION CARD

These confidential voting instructions are solicited on behalf of Northrop Grumman Corporation. The TRW shares allocated to your account will be voted as directed, but, if no instructions are specified (a) with respect to participants in The Employee Stock Ownership and Savings Plan and The TRW Canada Stock Savings Plan, your shares will be voted at the discretion of the respective fiduciary for such plan, and (b) with respect to participants in the TRW UK Share Purchase Plan, your shares will not be voted.

NORTHROP GRUMMAN MAKES NO RECOMMENDATION ON THE FOLLOWING PROPOSAL

1.	Election of Directors.

Nominees:	(01) Martin Feldstein	(02) Robert M. Gates
	(03) Clive R. Hollick	(04) David Baker Lewis

☐ FOR all nominees listed above	☐ WITHHOLD authority to vote for all nominees listed above	☐ FOR all nominees, except as marked to the contrary below

To withhold authority to vote for any individual nominee, mark “FOR all nominees, except as marked to the contrary below” and write that nominee’s name on the line below.

IF CUMULATIVE VOTING IS AVAILABLE, ALL VOTES REPRESENTED BY THIS PROXY WILL BE ALLOCATED AMONG THE NOMINEES NAMED ABOVE FOR WHICH VOTES ARE MARKED “FOR.”

NORTHROP GRUMMAN MAKES NO RECOMMENDATION ON THE FOLLOWING PROPOSAL

2.	Appointment of Independent Auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

NORTHROP GRUMMAN CORPORATION RECOMMENDS A VOTE “FOR” PROPOSALS 3, 4 and 5.

3.	Proposal requesting TRW’s Directors to provide Northrop Grumman non-public information.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Proposal requesting TRW’s Directors to establish a committee of independent Directors to evaluate Northrop Grumman’s acquisition proposal and any other proposals received by TRW.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.
Proposal requesting TRW’s Directors to take all actions within their authority to provide TRW’s shareholders the opportunity to decide for themselves whether to exchange their TRW shares for Northrop Grumman common stock.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IN THE ABSENCE OF SPECIFIC VOTING INSTRUCTIONS ON ANY OF THE FOREGOING PROPOSALS, VOTES WILL BE CAST “WITHHOLD” AUTHORITY TO VOTE FOR ANY AND ALL NOMINEES FOR DIRECTOR, “ABSTAIN” ON THE PROPOSAL TO RATIFY THE SELECTION OF TRW’S ACCOUNTANTS AND “FOR” PROPOSALS 3, 4 AND 5.

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REVISED PRELIMINARY COPY

PROXY

THIS PROXY IS SOLICITED BY NORTHROP GRUMMAN CORPORATION
FOR THE 2002 ANNUAL MEETING OF SHAREHOLDERS OF
TRW INC.

The undersigned hereby appoints W. Burks Terry and John H. Mullan, and each of them, with full power of substitution, the proxies of the undersigned to vote all of the outstanding shares of:

•	Common Stock, par value $0.625 per share, of TRW Inc. (“TRW”);

•	Cumulative Serial Preference Stock II, $4.40 Convertible Series 1, no par value per share, of TRW; and

•	Cumulative Serial Preference Stock II, $4.50 Convertible Series 3, no par value per share, of TRW that the undersigned is entitled to vote at the Annual Meeting of TRW shareholders to be held on April 24, 2002 (the “Annual Meeting”), or at any adjournment or postponement of the Annual Meeting, on the following matters:

NORTHROP GRUMMAN MAKES NO RECOMMENDATION ON THE FOLLOWING PROPOSAL

1.	Election of Directors.

Nominees:	(01) Martin Feldstein	(02) Robert M. Gates
	(03) Clive R. Hollick	(04) David Baker Lewis

☐ FOR all nominees listed above	☐ WITHHOLD authority to vote for all nominees listed above	☐ FOR all nominees, except as marked to the contrary below

To withhold authority to vote for any individual nominee, mark “FOR all nominees, except as marked to the contrary below” and write that nominee’s name on the line below.

IF CUMULATIVE VOTING IS AVAILABLE, ALL VOTES REPRESENTED BY THIS PROXY WILL BE ALLOCATED AMONG THE NOMINEES NAMED ABOVE FOR WHICH VOTES ARE MARKED “FOR.”

NORTHROP GRUMMAN MAKES NO RECOMMENDATION ON THE FOLLOWING PROPOSAL

2.	Appointment of Independent Auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

NORTHROP GRUMMAN RECOMMENDS A VOTE “FOR” PROPOSALS 3, 4 AND 5

3.	Proposal requesting TRW’s Directors to provide Northrop Grumman non-public information.

☐ FOR	☐ AGAINST	☐ ABSTAIN

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4.	Proposal requesting TRW’s Directors to establish a committee of independent Directors to evaluate Northrop Grumman’s acquisition proposal and any other proposals received by TRW.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.
Proposal requesting TRW’s Directors to take all actions within their authority to provide TRW shareholders the opportunity to decide for themselves whether to exchange their TRW shares for Northrop Grumman common stock.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxies named above are authorized to vote upon such other matters as may properly come before the Annual Meeting and any adjournment or postponement thereof.

This proxy when properly executed will be voted as directed above. If no directions are given, this proxy will be voted “WITHHOLD” authority to vote for any and all nominees for Director, “ABSTAIN” on the proposal to ratify the selection of TRW’s accountants and “FOR” proposals 3,4 and 5. The undersigned hereby acknowledges receipt of the Proxy Statement of Northrop Grumman Corporation dated March 29, 2002, soliciting proxies for the Annual Meeting.

All previous proxies given by the undersigned to vote at the Annual Meeting or at any adjournment or postponement thereof (and any discretionary voting authority purportedly granted by such proxies) are hereby revoked.

Dated:                                 , 2002

(Signature)

(Name/Title)

(Signature, if jointly held)

(Name/Title)

Please sign your name exactly as you print it on the line immediately below the signature line.

If shares are held by joint tenants or otherwise jointly held, both parties should sign.

If you are signing as an attorney, executor, administrator, trustee or guardian, please specify your title.

If the holder is a corporation, please sign in the full corporate name by the President or other authorized officer.

If the holder is a partnership, please sign in the partnership name by an appropriate authorized person.

Please complete, sign, date and promptly mail your proxy in the enclosed postage paid envelope to:

NORTHROP GRUMMAN CORPORATION

c/o D.F. KING & CO., INC.

Wall Street Station—P.O. Box 411
New York, New York 10269-0069

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